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                              METALDYNE CORPORATION
                               47659 HALYARD DRIVE
                               PLYMOUTH, MI 48170


                                                          September 5, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:   Metaldyne Corporation
                    Post-Effective Amendment on Form S-2 to Registration Statement on Form S-4 (File No. 333-99569)
                    ----------------------------------------------------

Ladies and Gentlemen:

                  On behalf of Metaldyne Corporation, a Delaware corporation (the "Registrant"), and in accordance with Rule 477 under the Securities Act of 1933, as amended, we hereby apply for withdrawal of the Registrant's above-referenced Post-Effective Amendment on Form S-2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 26, 2003.

                  The Registrant has not issued or sold any securities pursuant to the Post-Effective Amendment to the Registration Statement. The purpose of this request is to facilitate a technical correction to the EDGAR submission header that accompanied the original filing.

                  Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Jonathan Schaffzin, Cahill Gordon & Reindel LLP, at (212) 269-5420. If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (734) 207-6200 or Jonathan Schaffzin at (212) 701-3000.


                               METALDYNE CORPORATION



                               By:  /s/ R. JEFFREY POLLOCK
                                    ----------------------------
                                        Name: R. Jeffrey Pollock

                                        Title: General Counsel